Exhibit 99.1

ARTICLES OF ASSOCIATION

of

BRITISH AMERICAN TOBACCO P.L.C.

(adopted by Special Resolution passed on 19 April 2023)

PRELIMINARY

Definitions

1.	(1)	In these articles the following words bear the following meanings:

“Acts” means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the Company;

“articles” means the articles of association of the Company;

“clear days” means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“electronic form” has the same meaning as in the Acts;

“electronic means” has the same meaning as in the Acts;

“executed” means any mode of execution;

“holder” means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

“Office” means the registered office of the Company;

“Official List” means the official list maintained by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000;

“Operator” has the same meaning as in the Uncertificated Securities Regulations;

“relevant system” has the same meaning as in the Uncertificated Securities Regulations;

“seal” means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 50 of the Companies Act 2006, or either of them as the case may require;

“secretary” means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

“Stock Exchange” means London Stock Exchange plc; and

“Uncertificated Securities Regulations” means the Uncertificated Securities Regulations 2001.

(2)
In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3)
Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Companies Act 2006 or the Uncertificated Securities Regulations (as the case may be).

(4)
Except where otherwise expressly stated, a reference in these articles to any EU instrument, primary or delegated legislation or legislative provision includes a reference to any modification, re-enactment, incorporation or reproduction of it for the time being in force.

(5)	In these articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders; and

(c)	a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6)	In these articles:

(a)
references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise;

(b)
the words and phrases “other”, “otherwise”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(c)	references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d)	references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7)	The headings are inserted for convenience only and do not affect the construction of these articles.

Exclusion of other regulations

2.	Neither the regulations contained in Table A to the Companies Act 1985 nor the regulations contained in the Companies (Model Articles) Regulations 2008 apply to the Company.

SHARE CAPITAL

Liability of members

3.	The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

Further issues and rights attaching to shares on issue

4.
Without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, if the Company has not so determined, as the directors may determine.

Redeemable shares

5.
Any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such share.

Application of rights and restrictions attaching to shares

6.
In the event that rights and restrictions attaching to shares are determined by ordinary resolution or by the directors pursuant to article 4 or 5, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act 2006 in the absence of any provisions in these articles, as if those rights and restrictions were set out in these articles.

Payment of commissions

7.
The Company may exercise the powers of paying commissions conferred by the Acts. Any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares, or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

Trusts not recognised

8.
Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share other than the holder’s absolute ownership of it and all the rights attaching to it.

Uncertificated shares

9.
Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

(a)	the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

Separate holdings of shares in certificated and uncertificated form

10.
Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

Variation of rights

11.
If at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)
in the absence of any such provision, with the consent in writing of the holders of three- quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum shall be (i) at any such meeting other than an adjourned meeting, two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares); and (ii) at an adjourned meeting, one person holding shares of the class in question (other than treasury shares) or their proxy.

Rights deemed not varied

12.
Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

Rights to share certificates

13.	(1)
On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate, referred to in this article as a “financial institution”) shall be entitled, without payment, to have issued to them within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in their name or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of their shares.

(2)
Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them.

(3)
Where a member (other than a financial institution) has transferred part only of the shares comprised in a certificate, the member is entitled, without payment, to have issued to them a certificate in respect of the balance of shares held by them or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of their shares.

(4)
When a member’s (other than a financial institution’s) holding of shares of a particular class increases, the Company may issue that member with a single, consolidated certificate in respect of all the shares of a particular class which that member holds or a separate certificate in respect of only those shares by which that member’s holding has increased.

(5)
A member (other than a financial institution) may request the Company, in writing, to replace the member’s separate certificates with a consolidated certificate or the member’s consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify, provided that any certificate(s) which it is (or they are) to replace has first been returned to the Company for cancellation. When the Company complies with such a request it may charge such reasonable sum as the directors may determine for doing so.

(6)
The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to whichever of the joint holders’ names appears first on the register of members in respect of the joint holding shall be a sufficient delivery to all of them.

(7)
If a certificate issued in respect of a member’s shares is damaged or defaced or said to be lost, stolen or destroyed, then that member is entitled to be issued with a replacement certificate in respect of the same shares. A member exercising the right to be issued with such a replacement certificate:

(a)	must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

(b)	must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors may determine.

(8)
Any share certificate sent by the Company (or its agent) is sent at the risk of the member or the other person entitled to the certificate and the Company (and its agent) will not be responsible for any share certificate lost or destroyed in the course of delivery.

LIEN

Company’s lien on shares not fully paid

14.
The Company has a lien over every share which is partly paid for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company’s lien over a share takes priority over any third party’s interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share).

Enforcing lien by sale

15.
The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

Giving effect to a sale

16.	To give effect to the sale:

(a)
in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect such transfer; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)	to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and

(ii)
after such conversion, authorise any person to execute an instrument of transfer to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

And the transferee shall not be bound to see the application of the proceeds of sale, nor shall the title to the shares affected by any irregularity in or invalidity of the proceedings relating to the sale.

Application of proceeds of sale

17.
The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable. Any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

Calls

18.
Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on their shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19.	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Joint and several liability in respect of calls

20.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest

21.
If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or fixed in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Acts). The directors may, however, waive payment of the interest wholly or in part.

Sums treated as calls

22.
An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

Power to differentiate

23.	Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

24.
The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by them (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

Notice if call not paid and forfeiture

25.
If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

Sale of forfeited shares

26.
A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder (including a person who was entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person:

(a)
in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)	to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and

(ii)
after such conversion, authorise any person to execute an instrument of transfer to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer, and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall the title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

Cessation of membership and continuing liability

27.
A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited. However, such person shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by them to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Statutory declaration as to forfeiture

28.
A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall their title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

Transfer of shares in certificated form

29.
The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

Transfer of shares in uncertificated form

30.
Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

Refusal to register transfers

31.	(1)
The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the Financial Conduct Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

(a)
is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	is in respect of only one class of share; and

(c)	is in favour of not more than four transferees.

(2)
The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

Notice of and reasons for refusal

32.
If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator- instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The directors shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

No fee for registration

33.	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention or return of instrument of transfer

34.
The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

35.	Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

36.
If a member dies the survivor or survivors where they were a joint holder, or their personal representatives where they were a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to their interest. However, nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

Election of person entitled by transmission

37.
A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the directors may properly require to show such person’s title to the share, elect either to become the holder of the share or to have some person nominated by them registered as the transferee. If they elect to become the holder they shall give notice to the Company to that effect. If they elect to have another person registered they shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the entitlement to the share by operation of law had not occurred.

Rights of person entitled by transmission

38.
A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, after giving notice to the Company of their entitlement to the share and upon such evidence being produced as the directors may properly require to show such person’s title to the share, have the rights to which they would be entitled if they were the holder of the share, except that they shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares. A person entitled to a share who has elected for that share to be transferred to some other person pursuant to article 37 shall cease to be entitled to any rights in relation to such share upon that other person being registered as the holder of that share.

DISCLOSURE OF INTERESTS

Disclosure of interests

39.	(1)
If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the Companies Act 2006 and has failed in relation to any shares (the “default shares”) to give the Company the information thereby required within 14 days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine, in their absolute discretion, in relation to the default shares, including following any transfer of the default shares unless the transfer is an excepted transfer under this article:

(a)
the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b)	where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i)
any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii)	no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A)	the member is not themselves in default as regards supplying the information required; and

(B)	the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii)
for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of any shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2)
Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a)	receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b)	receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3)
Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a)
any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b)	paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the Companies Act 2006 in relation to the new shares.

(4)
Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member. The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of paragraph (1) of this article.

(5)	For the purposes of this article:

(a)
a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b)	“interested” shall be construed as it is for the purpose of section 793 of the Companies Act 2006;

(c)
reference to a person having failed to give the Company the information required by a notice includes (i) reference to their having failed or refused to give all or any part of it; (ii) reference to their having given information which they know to be false in a material particular or having recklessly given information which is false in a material particular; and (iii) reference to the Company knowing or having reasonable cause to believe that any of the information provided is false or materially incorrect or incomplete; and

(d)	an “excepted transfer” means, in relation to any shares held by a member:

(i)	a transfer pursuant to acceptance of a takeover offer (within the meaning of section 974 of the Companies Act 2006) in respect of shares in the Company; or

(ii)
a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded; or

(iii)
a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6)	Nothing in this article shall limit the powers of the Company under section 794 of the Companies Act 2006 or any other powers of the Company whatsoever.

UNTRACED MEMBERS

Untraced members

40.	(1)
The Company shall be entitled to sell (at any time after becoming entitled to do so) any share held by a member, or any share to which a person is entitled by transmission (including in consequence of the death or bankruptcy of the member or otherwise by operation of law), if:

(a)
for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or effected and no communication has been received by the Company from the member or person concerned;

(b)	during that period at least three cash dividends (whether interim or final) have become payable on the share and no such dividend has been claimed by the member or person concerned;

(c)
the Company has at any time after the expiration of that period sent a notice to the registered address or last known address of the member or person concerned of its intention to sell such share and, before sending such notice, the Company has taken such steps as it considers reasonable in the circumstances to trace the member or other person entitled, including engaging, if considered appropriate, in relation to such share, a professional asset reunification company or other tracing agent; and

(d)
the Company has not during the further period of three months following the date of sending of the notice referred to in sub-paragraph (c) above and prior to the sale of the share received any communication from the member or person concerned.

(2)
The Company shall also be entitled to sell any additional share issued during the said period of 12 years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words “for a period of 12 years” were omitted from sub-paragraph (a) and the words “, after the expiration of that period,” were omitted from sub-paragraph (c)).

(3)
A sale of shares pursuant to this article may be made at such time, in such manner and on such terms as the directors may determine and to give effect to the sale of any share pursuant to this article:

(a)	in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)
to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to process a sale instruction or to convert the share into certificated form and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer; and

(ii)
after any such conversion, authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer.

and the transferee shall not be bound to see to the application of the proceeds of sale, nor shall the title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

(4)
The net proceeds of sale of any shares pursuant to this article shall be forfeited and shall belong to the Company and the Company will not be obliged to account to the former member or other person previously entitled to the share, or be liable to such persons in relation to, the proceeds of sale.

ALTERATION OF CAPITAL

Consolidation and sub-division

41.	The Company may by ordinary resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares;

(b)	sub-divide its shares, or any of them, into shares of a smaller nominal amount than its existing shares; and

(c)	determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the directors may settle such difficulty as they see fit. In particular, without limitation, the directors may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company and:

(i)
in the case of shares in certificated form, the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect such transfer; and

(ii)
in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form; and after such conversion, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser and take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

and the transferee shall not be bound to see to the application of the proceeds of sale nor shall their title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

NOTICE OF GENERAL MEETINGS

Calling general meetings

42.
The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

Notice of annual general meetings and other general meetings

43.
An annual general meeting and all other general meetings of the Company shall be called by at least such minimum period of notice as is prescribed or permitted under the Acts. The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law and to the directors and auditors of the Company.

Omission or failure to give notice and non-receipt of notice

44.
The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company’s control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Postponement of a general meeting

45.
If, after the sending of notice of a general meeting but before the meeting is held (or after the adjournment of a general meeting but before the adjourned meeting is held) the directors decide that it is impracticable or undesirable to hold the meeting at the declared time or place (or at any of the declared places in the case of a meeting to which article 54 applies) or both, they may postpone the time at which the meeting is to be held or change the place (or any of the places, in the case of a meeting to which article 54 applies) or both, and in any such case:

(a)
no new notice of meeting need be sent, but the directors shall, if practicable, advertise the new date, time and place of the meeting in at least two national daily newspapers and shall take reasonable steps to ensure that any shareholder attempting to attend the meeting at the original time and place is informed of the new arrangements; and

(b)
a proxy appointment in relation to the meeting may be delivered or received, at the address or addresses specified by or on behalf of the Company in accordance with these articles at any time not less than 48 hours before any postponed time appointed for holding the meeting, and the directors may use the power under this article any number of times in relation to the same meeting.

PROCEEDINGS AT GENERAL MEETINGS

Form of general meetings

46.	(1)	In this article 46:

(a)
“physical meeting” means a general meeting held and conducted by physical attendance by members and proxies at a particular place (or, if the directors specify one or more satellite meeting places in accordance with article 54, at particular places);

(b)
“hybrid meeting” means a general meeting held and conducted by both physical attendance by members and proxies at a particular place (or, if the directors specify one or more satellite meeting places in accordance with article 54, at particular places) and by members and proxies also being able to attend and participate by electronic means without needing to be in physical attendance at that place (or places).

(2)
The directors may decide in relation to any general meeting (including a postponed or adjourned meeting) whether the general meeting is to be held as a physical meeting or as a hybrid meeting (and shall, for the avoidance of doubt, be under no obligation to convene a general meeting as a hybrid meeting whatever the circumstances).

(3)
The directors may make such arrangements as they may (subject to the requirements of the Acts) decide in connection with the facilities for participation by electronic means in a hybrid meeting, and the entitlement of any member or proxy to attend the general meeting, or to participate in it by electronic means, shall be subject to such arrangements. In the case of a hybrid meeting, the provisions of these articles shall be treated as modified to permit any such arrangements and in particular:

(a)
references in these articles to attending and being present at the meeting, including in relation to the quorum for the meeting and the right to vote at the meeting, shall be treated as including participating in the meeting by electronic means;

(b)
a notice of general meeting which is to be a hybrid meeting shall state details of the facilities for attendance and participation by electronic means at the meeting or shall state where such details will be made available by the Company prior to the meeting;

(c)	the meeting shall be treated as having commenced if it has commenced at the physical place (or places) specified in the notice of the meeting;

(d)
the meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities have been made available so that all persons (being entitled to do so) attending the hybrid meeting by electronic means, may participate in the business of the meeting, but under no circumstances shall the inability of one or more members or proxies to access, or continue to access, the facilities for participation in the meeting despite adequate facilities being made available by the company, affect the validity of the meeting or any business conducted at the meeting;

(e)	all resolutions put to members at a hybrid meeting, including in relation to procedural matters, shall be decided on a poll;

(f)	the directors may authorise any voting application, system or facility in respect of the electronic platform for the hybrid general meeting as they may see fit; and

(g)
if it appears to the chair of the meeting that the electronic facilities for a hybrid meeting have become inadequate for the purpose of holding the meeting then the chair of the meeting may, with or without the consent of the meeting, adjourn the meeting (at any time before or after it has started), the provisions in article 56 shall apply to any such adjournment and all business conducted at the hybrid meeting up to the point of the adjournment shall be valid.

(4)
If, after the sending of notice of a hybrid meeting but before the meeting is held (or after the adjournment of a hybrid meeting but before the adjourned meeting is held), the directors consider that it is impracticable or unreasonable to hold the meeting at the time specified in the notice of meeting using the electronic facilities stated in the notice of meeting or made available prior to the meeting, they may change the meeting to a physical meeting or change the electronic facilities (and make details of the new facilities available in the manner stated in the notice of meeting) or both, and may postpone the time at which the meeting is to be held.

(5)	An adjourned general meeting or postponed general meeting may be held as a physical meeting or a hybrid meeting irrespective of the form of the general meeting which was adjourned or postponed.

(6)
Without prejudice to article 51, the directors or the chair of the meeting may make any arrangement and impose any requirement or restriction they or the chair of the meeting may consider appropriate to ensure the security of a hybrid meeting, including, without limitation, requirements for evidence of identity:

(a)	necessary to ensure the identification of those taking party and the security of the electronic communication; and

(b)	proportionate to those objectives.

Quorum

47.
No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Procedure if quorum not present

48.
If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned in accordance with article 56(1).

Chairing general meetings

49.
The chair (if any) of the board of directors, or in their absence some other director nominated prior to the meeting by the directors, shall preside as chair of the meeting. If neither the chair nor such other director (if any) is present within 15 minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chair of the meeting, and if there is only one director present they shall be chair of the meeting.

50.	If no director is present within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chair of the meeting.

Safety arrangements and orderly conduct

51.
The directors or the chair of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or the chair of the meeting consider appropriate in the circumstances. The directors or the chair of the meeting may in their or their absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

52.
The directors or the chair of the meeting may take such action, give such direction or put in place such checks or arrangements as they or the chair of the meeting consider appropriate to secure the health and safety of the people attending the meeting or to promote the orderly conduct of the business of the meeting. Any decision of the chair of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chair of the meeting as to whether a matter is of such a nature, shall be final.

Directors entitled to attend and speak

53.
Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The directors or the chair of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chair of the meeting’s absolute discretion, speak at a general meeting or at any separate class meeting.

Attendance and participation at different places

54.
In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chair of the meeting shall preside (the “Principal Place”), make arrangements for simultaneous attendance and participation, by electronic means or otherwise, allowing persons not present together at the same place to attend, participate and vote at the meeting by using a satellite meeting place or places, including in particular if the place of meeting specified in the notice of meeting appears to the chair to be inadequate to accommodate all persons entitled and wishing to attend. The arrangements for simultaneous attendance and participation at any place at which persons are participating may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

55.
The members or proxies at the place or places at which persons are participating at a satellite meeting place or places in accordance with article 54 shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the place at which persons are participating are able to:

(a)	participate in the business for which the meeting has been convened; and

(b)
hear persons who speak (whether through the use of electronic means, microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other place at which persons are participating via electronic means.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chair of the meeting that the facilities at the Principal Place or any place at which persons are participating have become inadequate for the purposes set out in sub-paragraphs (a) and (b) above, the chair of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of article 56(3) shall apply to that adjournment.

Adjournments

56.	(1)	If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned and (subject to the provisions of the Acts) the chair of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

(2)	Without prejudice to any other power of adjournment under these articles or at common law:

(a)	the chair of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting; and

(b)	the chair of the meeting may, without the consent of the meeting, adjourn the meeting at any time before or after it has commenced, if the chair of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

and, if so adjourned, the chair of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine.

(3)
Subject to the provisions of the Acts, it shall not be necessary to give notice of an adjourned meeting except that when a meeting is adjourned for 14 days or more, at least seven clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

(4)	Subject to paragraph (1) of this article, meetings can be adjourned more than once, in accordance with the procedures set out in this article.

AMENDMENTS TO RESOLUTIONS

Amendments to special and ordinary resolutions

57.	(1)	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chair of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

(2)	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)
written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chair of the meeting, materially alter the scope of the resolution; or

(b)	the chair of the meeting, in their absolute discretion, decides that the proposed amendment may be considered or voted on.

Withdrawal and ruling amendments out of order

58.
With the consent of the chair of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chair of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

POLLS

Demand for a poll

59.	(1)	A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is validly demanded. A poll on a resolution may be demanded either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

(2)	A poll on a resolution may be demanded by:

(a)	the chair of the meeting;

(b)	a majority of the directors present at the meeting;

(c)	not less than five members having the right to vote at the meeting;

(d)
a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(e)
a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

Chair’s declaration

60.
Unless  a  poll  is  duly  demanded  and  the  demand  is  not  subsequently  withdrawn, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

61.
The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chair of the meeting, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

Polls to be taken as chair directs

62.
Polls at general meetings shall, subject to articles 63 and 64 below, be taken when, where and in such manner as the chair of the meeting directs. The chair of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared. The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

When poll to be taken

63.
A poll on the election of the chair of the meeting or on a question of adjournment must be taken immediately. Any other polls must be taken either during the meeting or within 30 days of the poll being demanded. A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

64.
No notice need be given of a poll not taken during the meeting if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days’ notice must be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

Voting rights

65.	Subject to any rights or restrictions attached to any shares, at a general meeting:

(a)	on a show of hands:

(i)	every member who is present in person has one vote;

(ii)
every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and is instructed by one or more of those members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) they have one vote for and one vote against the resolution; and

(iii)	every corporate representative present who has been duly authorised by a corporation has the same voting rights as the corporation would be entitled to;

(b)
on a poll every member present in person or by duly appointed proxy or corporate representative has one vote for every share of which they are the holder or in respect of which their appointment as proxy or corporate representative has been made; and

(c)	a member, proxy or corporate representative entitled to more than one vote need not, if they vote, use all their votes or cast all the votes they use the same way.

Voting record date

66.
For the purposes of determining which persons are entitled to attend or vote at a general meeting and how many votes such persons may cast, the Company may specify in the notice convening the meeting a time, being not more than 48 hours before the time fixed for the meeting (and for this purpose no account shall be taken of any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

Votes of joint holders

67.
In the case of joint holders the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

Votes on behalf of an incapable member

68.
A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

No right to vote where sums overdue

69.
No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by them unless all amounts presently payable by them in respect of that share have been paid.

Objections and validity of votes

70.	(1)	Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Any objection made in due time shall be referred to the chair of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chair of the meeting it is valid for all purposes.

(2)
The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to them by the member they represent and if a proxy or corporate representative does not vote in accordance with the instructions of the member they represent the vote or votes cast shall nevertheless be valid for all purposes.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxies

71.
A member is entitled to appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at a meeting of the Company. The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a member. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in these articles to an appointment of proxy include references to an appointment of multiple proxies.

Validity

72.
Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last received shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last received, none of such appointments shall be treated as valid in respect of that share.

Form of proxy appointment

73.	(1)	Subject to article 74 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or attorney or other person duly authorised for that purpose. The signature on the appointment of proxy need not be witnessed.

(2)	Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person on behalf of a member:

(i)	the Company may treat the appointment as sufficient evidence of that person’s authority to execute the appointment of proxy on behalf of that member; and

(ii)
the member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority to such address and by such time as is required under article 75 and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

Proxies sent or supplied in electronic form

74.
The directors may (and shall if and to the extent that the Company is required to do so by the Acts) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify. Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

Receipt of appointments of proxy

75.	An appointment of proxy may:

(a)
in the case of an appointment of proxy in hard copy form, be received at the Office or such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates;

(b)
in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates; and

(c)
in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for the taking of the poll.

For the purposes of calculating the periods set out in this article, the directors may determine that, in relation to any meeting, no account shall be taken of any part of any day that is not a working day. An appointment of proxy which is not, received or delivered in a manner so permitted shall be invalid.

Termination of appointments of proxy

76.
A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination or amendment of the authority of the person voting or demanding a poll, unless notice of the termination or amendment was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under article 75, not later than the last time at which an appointment of proxy should have been received under article 75 in order for it to be valid.

Availability of appointments of proxy

77.
The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it, but the accidental omission, or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non- receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Corporations acting by representatives

78.	(1)	Subject to the provisions of the Acts, any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is present at it. The Company may require such person or persons to produce a certified copy of the resolution before permitting them to exercise their powers.

(2)
A vote given or poll demanded by a corporate representative shall be valid notwithstanding that they are no longer authorised to represent the member unless notice of the termination was delivered in writing to the Company at such place or address and by such time as is specified in article 75 for the receipt of an appointment of proxy.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors

79.	Unless otherwise determined by the Company by ordinary resolution the number of directors (disregarding alternate directors) shall not be subject to any maximum but shall not be less than five.

Power of Company to appoint a director

80.
Subject to the provisions of these articles, the Company may by ordinary resolution appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

Procedure for appointment or reappointment at general meeting

81.	No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a)	he is recommended by the directors; or

(b)
not less than seven nor more than 35 days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if they were appointed or reappointed, be required to be included in the Company’s register of directors, together with notice executed by that person of their willingness to be appointed or reappointed.

Election of two or more directors

82.
At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. For the purposes of this article a motion for approving a person’s appointment or for nominating a person for appointment shall be treated as a motion for their appointment.

Power of directors to appoint a director

83.
The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting notice of which is first given after their appointment and shall then be eligible for reappointment.

Annual retirement of directors

84.
At each annual general meeting all of the directors shall retire from office except any director appointed by the board after the notice of that annual general meeting has been given and before that annual general meeting has been held.

Filling of vacancy

85.
If the Company, at the meeting at which a director retires, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

Director not reappointed at annual general meeting

86.
A director who retires at an annual general meeting may be reappointed. If they are not reappointed or deemed to have been reappointed, they shall retain office until the meeting elects someone in their place or, if it does not do so, until the close of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Removal of director

87.
In addition to any power of removal under the Acts, the Company may, by special resolution, remove a director before the expiration of their period of office and, subject to these articles, may, by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him.

Termination of a director’s appointment

88.	A person ceases to be a director as soon as:

(a)	that person ceases to be a director by virtue of any provision of the Acts or is prohibited from being a director by law; or

(b)	a bankruptcy order is made against that person; or

(c)	a composition is made with that person’s creditors generally in satisfaction of that person’s debts; or

(d)
notification is received by the Company from that person that they are resigning or retiring from their office as director, and such resignation or retirement has taken effect in accordance with its terms; or

(e)	his appointment is terminated in accordance with the terms of their service contract, letter of appointment, the Acts or these articles; or

(f)	his appointment expires in accordance with the terms of their service contract or letter of appointment; or

(g)
that person is absent without permission of the directors from all meetings of the directors held during a continuous period of six months or more and the directors resolve that they should cease to be a director; or

(h)	not less than three quarters of the other directors pass a resolution stating that they shall cease to be a director with immediate effect.

ALTERNATE DIRECTORS

Appointment and removal of an alternate director

89.
Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act and permitted by law to do so, to be an alternate director and may remove an alternate director appointed by them from their appointment as alternate director.

Rights of an alternate director

90.
An alternate director shall be entitled to receive notices of meetings of the directors and of committees of the directors of which their appointor is a member, to attend and vote at any such meeting at which the director appointing them is not present, and generally to perform all the functions of their appointor as a director in their absence. An alternate director shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for their services as an alternate director, but shall be entitled to be paid such expenses as might properly have been paid to them if they had been a director.

Termination of an alternate director’s appointment

91.
An alternate director shall cease to be an alternate director if their appointor ceases to be a director; however, if a director retires, pursuant to these articles or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which they retire, any appointment of an alternate director made by them which was in force immediately prior to their retirement shall continue after their reappointment.

92.
An alternate director shall cease to be an alternate director on the occurrence in relation to the alternate director of any event which, if it occurred in relation to their appointor, would result in the termination of the appointor’s appointment as a director.

Method of appointment or removal of an alternate director

93.
An appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors and shall take effect upon receipt of such notice or such later date as is stated in such notice.

Other provisions regarding alternate directors

94.	Save as otherwise provided in these articles, an alternate director shall:

(a)	be deemed for all purposes to be a director;

(b)	alone be responsible for their own acts and omissions;

(c)	in addition to any restrictions which may apply to them personally, be subject to the same restrictions as their appointor; and

(d)	not be deemed to be the agent of or for the director appointing him.

POWERS OF DIRECTORS

General powers of the Company vested in the directors

95.
The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution of the Company to take, or refrain from taking, specified action, may exercise all the powers of the Company. Without prejudice to the generality of the foregoing, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and, subject to the provisions of these articles, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The general management powers given by this article shall not be limited by any special power given to the directors by any other article.

Provision for employees on cessation or transfer of business

96.
The directors may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.

Delegation to persons or committees

97.	(1)	Subject to the provisions of these articles, the directors may delegate any of the powers which are conferred on them under the articles:

(a)	to such person or committee;

(b)	by such means (including by power of attorney);

(c)	to such an extent;

(d)	in relation to such matters or territories; and

(e)	on such terms and conditions, as they think fit.

(2)	If the directors so specify, any such delegation may authorise further delegation of the directors’ powers by any person to whom they are delegated.

(3)	The directors may revoke any delegation in whole or part, or alter its terms and conditions.

(4)	The power to delegate under this article includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director.

(5)
Subject to paragraph (6) of this article, the proceedings of any committee appointed under paragraph (1)(a) of this article with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

(6)
The directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these articles pursuant to paragraph (5) of this article if, and to the extent that, they are not consistent with them.

DIRECTORS’ REMUNERATION, GRATUITIES AND BENEFITS

Directors’ remuneration

98.	(1)	Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine provided that, subject to paragraph (2), the amount payable to such directors shall not exceed in the aggregate an annual sum of £2,500,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2)	Any director who:

(a)	holds any other office in the Company (including for this purpose the office of chair of the board);

(b)	serves on any committee of the directors; or

(c)	performs (or undertakes to perform) services which the directors consider go beyond the ordinary duties of a director,

may be paid such additional remuneration (whether by way of a fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

Expenses

99.
The directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

Directors’ gratuities and benefits

100.
The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any director or any former director of the Company or of any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of their family (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on them and may (before as well as after they cease to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Executive directors

101.
The directors may appoint one or more of their number to the office of managing director or to any other executive office of the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if they cease to be a director but without prejudice to any claim for damages for breach of the contract of service between the director and the Company.

DIRECTORS’ APPOINTMENTS AND INTERESTS

Other interests and offices

102.	(1)	Provided that they have disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding their office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)
may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested, and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position within paragraph (1) of this article and the relevant director:

(i)
shall not, by reason of their office, be accountable to the Company for any benefit which they derive from any such office, employment or position, or from any such transaction or arrangement or from any interest in any such body corporate;

(ii)
shall not by reason of their office as a director of the Company infringe their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in any such body corporate;

(iii)
shall not be required to disclose to the Company, or use in performing their duties as a director of the Company, any confidential information relating to any such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by them in relation to or in connection with such office, employment or position; and

(iv)
may absent themselves from discussions, whether in meetings of the directors or otherwise, and exclude themselves from information, which will or may relate to such office, employment, position, transaction, arrangement or interest.

(2)	For the purposes of this article:

(a)
a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect them to have knowledge shall not be treated as an interest of his;

(c)	a director shall be deemed to have disclosed the nature and extent of an interest which consists of them being a director, officer of, or employed by any subsidiary undertaking of the Company;

(d)	a director need not disclose an interest if it cannot be reasonably regarded as likely to give rise to a conflict of interest; and

(e)
a director need not disclose an interest if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware).

103.	(1)	The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)
any matter which would otherwise result in a director infringing their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

(b)
a director to accept or continue in any office, employment or position in addition to their office as a director of the Company and, without prejudice to the generality of paragraph (1)(a) of this article, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorisation is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(2)
If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below) no transaction or arrangement relating to any such matter shall be liable to be avoided on the ground of any such matter or office, employment or position and the relevant director:

(a)
shall not infringe their duty to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such matter, or office, employment or position;

(b)
shall not be required to disclose to the Company, or use in performing their duties as a director of the Company, any confidential information relating to such matter, or such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by them in relation to or in connection with that matter, or that office, employment or position;

(c)
the director may absent themselves from discussions, whether in meetings of the directors or otherwise, and exclude themselves from information, which will or may relate to that matter, or that office, employment or position; and

(d)
a director shall not, by reason of their office as a director of the Company, be accountable to the Company for any benefit which they derive from any such matter, or from any such office, employment or position.

PROCEEDINGS OF DIRECTORS

Procedures regarding board meetings

104.	(1)	Subject to the provisions of these articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

(2)	A director may, and the secretary at the request of a director shall, call a meeting of the directors.

(3)
Notice of a board meeting may be given to a director personally, or by telephone, or sent in hard copy form to them at a postal address in the United Kingdom notified by them to the Company for this purpose, or sent in electronic form to such electronic address (if any) as may for the time being be notified by them to the Company for that purpose. It shall not be necessary to give notice of a board meeting to a director who is for the time being absent from the United Kingdom unless they have requested that notices of board meetings shall during their absence be given in hard copy form or in electronic form to them at a postal address or electronic address notified by them to the Company for that purpose. Such notices, however, need not be given any earlier than notices given to directors not so absent. A director may waive notice of any board meeting and any such waiver may be retrospective.

(4)
Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chair shall have a second or casting vote, unless they are not entitled to vote on the resolution in question in which case if there is an equality of votes the matter shall be treated as not having been decided. A director who is also an alternate director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of their appointors in the appointor’s absence.

(5)	A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a)	to hear each of the other participating directors addressing the meeting; and

(b)	if they so wish, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place agreed upon by the directors attending the meeting provided at least one of the directors present at the meeting is at that place.

Number of directors below minimum

105.
The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the minimum, or the quorum required for a meeting of the directors (or both), the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Election and removal of chair and deputy chair

106.
The directors may elect from their number, and remove, a chair and a deputy chair of the board of directors. The chair, or in their absence the deputy chair, shall preside at all meetings of the directors, but if there is no chair or deputy chair, or if at the meeting neither the chair nor the deputy chair is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chair, the directors present may choose one of their number to be chair of the meeting.

Resolutions in writing

107.
A resolution in writing agreed to by all the directors entitled to receive notice of a meeting of the directors and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the directors (if that number is sufficient to constitute a quorum) shall be as valid and effectual as if it had been passed at a meeting of the directors, duly convened and held. A resolution in writing is adopted when all such directors have signed one or more copies of it or have otherwise indicated their agreement to it in writing. A resolution agreed to by an alternate director, however, need not also be agreed to by their appointor and, if it is agreed to by a director who has appointed an alternate director, it need not also be agreed to by the alternate director in that capacity.

Quorum

108.
No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors. If the quorum is not fixed by the directors, the quorum shall be two. A director shall not be counted in the quorum present in relation to a matter or resolution on which they are not entitled to vote (or when their vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate director who is not themselves a director shall if their appointor is not present, be counted in the quorum. An alternate director who is themselves a director shall only be counted once for the purpose of determining if a quorum is present.

Permitted interests and voting

109.	(1)	Subject to the provisions of these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which they have, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless their interest arises only because the case falls within one or more of the following sub-paragraphs:

(a)
the resolution relates to the giving to them of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by them for the benefit of, the Company or any of its subsidiary undertakings;

(b)
the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c)
the resolution relates to the giving to them of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors or to the funding by the Company of their expenditure on defending proceedings or the doing by the Company of anything to enable them to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements;

(d)	the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability;

(e)
his interest arises by virtue of their being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(f)
the resolution relates to an arrangement for the benefit of the employees and directors or former employees and former directors of the Company or any of its subsidiary undertakings, or the members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees or former employees to whom the arrangement relates;

(g)
the resolution relates to a transaction or arrangement with any other company in which they are interested, directly or indirectly (whether as director or shareholder or otherwise), provided that they are not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of that company and not entitled to exercise 1 per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the director as a bare or custodian trustee and in which they have no beneficial interest; (ii) any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder; and (iii) any shares of that class held as treasury shares).

(2)
Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided they are not for any reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning their own appointment.

Suspension or relaxation of prohibition on voting

110.
The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

Questions regarding director’s rights to vote

111.
If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chair of the meeting (or, if the director concerned is the chair, to the other directors at the meeting), and their ruling in relation to any director other than themselves (or, as the case may be, the ruling of the majority of the other directors in relation to the chair) shall be final and conclusive.

DIVIDENDS

Declaration of dividends by the Company

112.	The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends

113.
The directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Payment according to amount paid up

114.
Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

Non-cash distribution

115.
A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company. Where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may:

(a)	issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof;

(b)	determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend; and

(c)	vest any such specific assets in trustees.

Dividend payment procedure

116.	(1)	Any dividend or other money payable in respect of a share shall be paid to:

(a)	the holder;

(b)	if the share is held by more than one holder, all joint holders; or

(c)	if the person or persons becoming entitled to the share by reason of the death or bankruptcy of a holder or otherwise by operation of law,

and such person shall be referred to as the “recipient” for the purposes of this article and article 117.

(2)
Any dividend or other money payable relating to a share shall be paid by such method as the directors decide. Without limiting any other method of payment which the directors may decide upon, the payments may be made, wholly or partly:

(a)
by sending a cheque, warrant or any other similar financial instrument to the recipient by post addressed to their registered address or postal address given pursuant to article 124(4) or, in the case of joint recipients, by sending such cheque, warrant or any other similar financial instrument to the registered or postal address of whichever of the joint recipients’ names appears first on the register of members, or, in the case of persons entitled by operation of law, to any such persons;

(b)
by inter-bank transfer, or any other electronic form, or electronic means, to an account (of a type approved by the directors) which is specified by or on behalf of the recipient (or, in the case of joint recipients, all joint recipients);

(c)
in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the recipient (or, in the case of joint recipients, all joint recipients) in such manner as the directors may from time to time consider sufficient, by means of a relevant system;

(d)	in some other way requested in writing by the recipients (or, in the case of joint recipients, all joint recipients) and agreed by the Company; or

(e)
to such other person as may be specified by or on behalf of the recipient (or, in the case of joint recipients, all joint recipients), in which case payment shall be made in accordance with sub-paragraphs (a) to (d) above, as specified in the instruction.

(3)	In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify recipients, that:

(a)	one or more of the means described in paragraph (2) will be used for payment and a recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;

(b)	one or more of such means will be used for the payment unless a recipient elects otherwise in the manner prescribed by the directors; or

(c)	one or more of such means will be used for the payment and that recipients will not be able to elect otherwise.

The directors may for this purpose decide that different methods of payment may apply to different recipients or groups of recipients.

(4)
All cheques, warrants and similar financial instruments are sent, and payment in any other way is made, at the risk of the person who is entitled to the money and the Company will not be responsible for a payment which is lost, rejected or delayed. The Company can rely on a receipt for a dividend or other money paid in relation to a share from any one of the joint recipients on behalf of all of them. The Company is treated as having paid a dividend if the cheque, warrant or similar financial instrument is cleared or if a payment is made using a relevant system or inter-bank transfer or other electronic means.

(5)
Subject to the rights attaching to any shares, any dividends or other monies payable on or in respect of a share may be declared or paid in such currency or currencies and using such exchange rate or such date for determining the value or currency conversions as the directors may determine.

Right to cease sending payment and unclaimed payments

117.	(1)	The Company may cease to send any cheque or warrant, or to use any other method of payment, for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed or another method of payment has failed; or

(b)
in respect of one dividend payable on that share, the cheque or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable enquiries have failed to establish any new address or account of the recipient; or

(c)
a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided in accordance with these articles that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election.

but, subject to the provisions of these articles, the Company may recommence sending cheques or warrants, or using another method of payment, for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

(2)
In cases where the Company make a payment of a dividend or other sum which is a distribution in accordance with these articles and that payment is rejected or refunded, such sum may be invested or otherwise made use of for the benefit of the Company until a valid address or account to which the payment shall be made is specified by or on behalf of the relevant recipient (or, in the case of joint recipients, all joint recipients). If the Company does this, it will not be a trustee of the money and will not be liable to pay interest on it and any amount credited to an account of the Company is to be treated as having been paid to the relevant recipient (or, in the case of joint recipients, all joint recipients) at the time it is credited to that account.

No interest on dividends

118.	No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

119.	(1)	Any dividend or other money payable in respect of a share which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited and cease to remain owing by the Company and the Company shall not be obliged to account to, or be liable in any respect to, the recipient or person who would have been entitled to the amount.

(2)
If the Company sells a share under article 40, any dividend or other money payable in respect of the share outstanding at the time of sale shall be forfeited and the Company shall not be obliged to account to, or be liable in any respect to, the recipient or person who would have been entitled to the amount.

Scrip dividends

120.
The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a)
The resolution may specify a particular dividend or dividends (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the end of the third annual general meeting next following the date of the meeting at which the ordinary resolution is passed, provided that the directors may make an offer or agreement before the expiry of such authority which would or might require the allotment of ordinary shares after such expiry and the directors may allot such shares as if such authority had not expired.

(b)	The directors may offer such rights of election to holders either:

(i)	in respect of the next dividend proposed to be paid; or

(ii)
in respect of that dividend and all subsequent dividends, until such time as the election is revoked by the Company or the authority given pursuant to paragraph (a) of this article expires without being renewed (whichever is the earlier).

(c)
The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose “relevant value” shall be calculated by reference to the average of the middle market quotations for the Company’s ordinary shares as derived from the London Stock Exchange Daily Official List, for the day on which the ordinary shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(d)	No fraction of a share shall be allotted and the directors may make such provision for fractional entitlements as they think fit, including provision:

(i)	for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company; or

(ii)
for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend.

(e)
If the directors resolve to offer a right of election, they shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and shall send with, or following, such notification, forms of election and specify the procedure to be followed and place at which, and the latest time by which, elections must be received in order to be effective, save that no notice need be given to a holder who has previously made (and has not revoked) an earlier election to receive new shares in place of all future dividends.

(f)	The directors may decide the terms and conditions of any right of election (and plan or programme relating to it) and this may include:

(i)	how any costs will be met, including by deducting a relevant portion of such costs from the entitlement of each electing member;

(ii)	the minimum number of ordinary shares that must be held by a member in order to participate in the right of election;

(iii)	that the right of election shall not be made available to members resident within or beyond specified territories or jurisdictions;

(iv)
such exclusions, restrictions or other arrangements as they shall in their absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory.

(g)
The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made (“the elected ordinary shares”). Instead, additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(h)	The directors shall not proceed with any election unless the Company has sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(i)
For the purposes of a scrip dividend authorised pursuant to this article only, a resolution of the directors capitalising any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve, merger reserve or revaluation reserve) shall have the same effect as if such capitalisation had been declared by ordinary resolution of the Company in accordance with article 121 and the directors may, in relation to any such capitalisation, exercise all of the powers conferred on them by article 121.

(j)
Unless the directors decide otherwise or the rules of a relevant system require otherwise, any new ordinary shares which a holder has elected to receive instead of cash in respect of some or all of their dividend will be:

(i)	shares in uncertificated form if the corresponding elected ordinary shares were uncertificated on the record date for that dividend;

(ii)	shares in certificated form if the corresponding elected ordinary shares were shares in certificated form on the record date for that dividend.

(k)
The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(l)
The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

Capitalisation of profits

121.	(1)	The directors may with the authority of an ordinary resolution of the Company:

(a)
subject as provided in this article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve, merger reserve or revaluation reserve);

(b)
appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares or debentures of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)
resolve that any shares so allotted to any member in respect of a holding by them of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d)
make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned);

(e)
authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f)	generally do all acts and things required to give effect to such resolution as aforesaid.

(2)
Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act 2006) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraphs (1)(a) to (f) above shall apply with the necessary alterations to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

Company or directors may fix record dates for payments and issue

122.
Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date and time as the record date by reference to which persons registered as holders of shares or other securities shall be entitled to receipt of any dividend, distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

NOTICES AND OTHER COMMUNICATIONS

Requirements for writing

123.	Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

Methods of sending or supplying

124.	(1)	Any notice, document or information may (without prejudice to articles 126 and 127) be sent or supplied by the Company to any member either:

(a)	by hand, that is by any person (including a courier or process server) handing it to the member or leaving it at the member’s registered address or postal address given pursuant to article 124(4);

(b)	by sending it by post in a prepaid envelope addressed to the member at their registered address or postal address given pursuant to article 124(4);

(c)
by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement);

(d)	by making it available on a website, provided that the requirements in paragraph (2) of this article and the provisions of the Acts are satisfied;

(e)	through a relevant system; or

(f)	in some other way authorised in writing by the relevant member.

(2)	The requirements referred to in paragraph (1)(d) of this article are that:

(a)
the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to them by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to them by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b)
the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (“notification of availability”);

(c)
in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d)
the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3)	In the case of joint holders of a share:

(a)
it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding only; and

(b)
the agreement of the joint holder whose name stands first in the register of members in respect of that joint holding that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

(4)	A member whose registered address is not within the United Kingdom or the Republic of South Africa shall be entitled to receive notices, documents or information from the Company:

(a)	if they give to the Company an address (not being an electronic address) within the United Kingdom or the Republic of South Africa at which notices, documents or information may be sent; or

(b)
if the directors are satisfied that the sending or supplying of such notices, documents or information by the Company to such address outside of the United Kingdom or the Republic of South Africa would not result in the Company breaching any applicable law (whether in the United Kingdom, Republic of South Africa, or elsewhere) or result, directly or indirectly, in the Company being required to comply with additional filing or other regulatory requirements in the United Kingdom, the Republic of South Africa, or any other jurisdiction.

(5)	For the avoidance of doubt, the provisions of this article are subject to article 44.

(6)	The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all members.

Deemed receipt of notice

125.
A member present either in person or by proxy at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Company or directors may fix record dates for notices

126.	(1)	The Company or the directors may fix a date and time as the record date by reference to which persons registered as holders of shares or other securities shall be entitled to receive any notice or other document to be given to members and no change in the register after that time shall invalidate the giving of the notice or document, provided that in the case of a notice of general meeting or the annual accounts and reports of the Company, such record date shall be within the period of 21 days before the day the notice or document is sent.

(2)
Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before their name is entered in the register of members, has been given to the person from whom they derive their title.

Notice when post not available

127.
Where, by reason of any suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting or any meeting of the holders of any class of shares, the board may decide that the only persons to whom notice of the affected general meeting must be sent are: the directors; the Company’s auditors; those members to whom notice to convene the general meeting can validly be sent by electronic means and those members to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also:

(a)	advertise the general meeting in at least two national daily newspapers published in the United Kingdom; and

(b)
if at least seven clear days before the meeting the posting of notices again becomes practicable, send or supply a confirmatory copy of the notice to members who were not sent the notice but would (but for this article) have been entitled to receive the notice.

Other notices and communications advertised in national newspaper

128.
Any notice, document or information to be sent or supplied by the Company to the members or any of them, not being a notice of a general meeting, shall be sufficiently sent or supplied if sent or supplied by advertisement in at least one national daily newspaper published in the United Kingdom.

When notice or other communication deemed to have been received

129.	Any notice, document or information sent or supplied by the Company to the members or any of them:

(a)	by hand, shall be deemed to have been received on the day it was handed to the member or left at the member’s registered address or postal address given pursuant to article 124(4);

(b)
by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post, or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(c)	by being left at a shareholder’s registered address or postal address given pursuant to article 124(4) shall be deemed to have been received on the day it was left;

(d)
by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(e)
by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website;

(f)
by means of a relevant system shall be deemed to have been received 24 hours after the Company or any sponsoring system-participant acting on the Company’s behalf, sends the issuer-instruction relating to the notice, document or information;

(g)	by any other means specified in a written authorisation from the relevant member, shall be deemed to have been received when the Company has done what it was authorised to do by that member; and

(h)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears.

Communications sent or supplied to persons entitled by transmission

130.	(1)	If a person who claims to be entitled to a share in consequence of the death or bankruptcy of a holder or otherwise by operation of law supplies to the Company:

(a)	such evidence as the directors may reasonably require to show their title to the share; and

(b)	an address within the United Kingdom at which notices, documents or information may be sent or supplied to such person,

then such person shall be entitled to have sent or supplied to them at such address any notice, document or information to which the relevant holder would have been entitled if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred.

(2)
Until a person entitled to the share has complied with paragraph (1), any notice document or information may be sent or supplied to the relevant holder in any manner authorised by these articles, as if the death or bankruptcy or any other event giving rise to an entitlement to the share by law had not occurred. This shall apply whether or not the Company has notice of the death or bankruptcy or other event.

Power to stop sending communications to untraced members

131.
If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until they have supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom or the Republic of South Africa, or (without prejudice to article 124(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

Validation of documents in electronic form

132.	Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a)
incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the directors may approve; or

(b)	be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 43 and 74.

ADMINISTRATION

Making and retention of minutes

133.	The directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the directors; and

(b)
of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

Minutes shall be retained for at least ten years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Acts.

Inspection of accounts

134.
Except as provided by statute or by order of the court or authorised by the directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company’s accounting or other records or documents merely by virtue of being a member.

Appointment of secretary

135.	The secretary shall be appointed by the directors for such term, at such remuneration and upon such other conditions as they think fit; and any secretary so appointed may be removed by them.

Use of the seal

136.
The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a)
share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b)
every other instrument to which the seal is affixed shall be signed by (i) two directors of the Company; (ii) one director in the presence of a witness; or (iii) at least one authorised person in the presence of a witness who attests the signature and for this purpose an authorised person is any director of the Company or the secretary of the Company, or any person authorised by the directors for the purpose of signing instruments to which the seal is affixed.

Official seal for use overseas

137.	The Company may have an official seal for use in accordance with the Acts. Such a seal shall be used only by the authority of a resolution of the directors or of a committee of the directors.

Overseas branch registers

138.
Subject to and to the extent permitted by the Acts and the Uncertificated Securities Regulations, the Company, or the directors on behalf of the Company, may cause to be kept in any territory an overseas branch register of members resident in such territory, and the directors may make and vary such provisions as they may think fit respecting the keeping of any such register.

139.
Subject to and to the extent permitted by the Acts, the Uncertificated Securities Regulations and the rules and/or conditions applicable to the operation of such a system, the directors may determine that any shares or class of shares held on any overseas branch register of the members of the Company may be held in uncertificated form in accordance with any system outside the United Kingdom which enables title to such shares to be evidenced and transferred without a written instrument and which is a relevant system.

Destruction of documents

140.	(1)	The Company may destroy:

(a)	any instrument of transfer, after six years from the date on which it is registered;

(b)	any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c)	any share certificate, after one year from the date on which it is cancelled; and

(d)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2)
Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3)
It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)	this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)
nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c)	references in this article to the destruction of any document include references to the disposal of it in any manner.

Change of name

141.	The Company may change its name by resolution of the directors.

WINDING UP

Winding up

142.
If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as they may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

Power to indemnify directors

143.	(1)	Subject to paragraph (2) of this article, the Company may:

(a)
indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by them or otherwise, in relation to the Company or any associated company;

(b)
indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by them in connection with the company’s activities as trustee of an occupational pension scheme; and

(c)
purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure they may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by them or otherwise, in relation to the Company or any associated company, and for this purpose an associated company means a body corporate which is or was a subsidiary undertaking of the Company or in which the Company or any subsidiary undertaking of the Company is or was interested.

(2)	This article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Acts or by any other provision of law.